EXHIBIT 99.1

RedHill Biopharma Submits New Drug Application to U.S. FDA for RHB-103 Anti-Migraine Oral Thin Film

TEL-AVIV, Israel, March 27, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, patent-protected, new formulations and combinations of existing drugs, today announced that the Company and its co-development partner, IntelGenx Corp. ("IntelGenx"), have submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) seeking marketing approval of RHB-103, a proprietary, oral thin film formulation of rizatriptan, a leading drug for the treatment of acute migraine.

The NDA was submitted under a 505(b)(2) regulatory path, following a positive pre-NDA meeting with the FDA and is supported by a successful bioequivalence clinical trial that demonstrated the required FDA criteria for therapeutic equivalence between the soluble oral film of RHB-103 and Merck & Co.'s Maxalt MLT®.

RHB-103 is an oral thin film formulation of rizatriptan benzoate, a 5-HT1 agonist and the active drug in Merck & Co.'s Maxalt® drugs. Rizatriptan is considered one of the most effective oral triptans - a class of molecules that constrict blood vessels in the brain in order to relieve swelling and other migraine symptoms. The worldwide market of triptans was estimated at approximately $2.1 billion in 20111, of which the worldwide direct sales of Merck & Co.'s rizatriptan-based drugs exceeded $600 million2.

RHB-103 is based on IntelGenx' proprietary "VersaFilmTM" technology. The RHB-103 thin film strip dissolves rapidly in the mouth, leading to the absorption of the drug through the gastro intestinal track and into the bloodstream.

"We are very pleased with the submission of the NDA for RHB-103. It is our first NDA and an important milestone for RedHill and IntelGenx, as it brings us one step closer to making this attractive thin film rizatriptan drug available for migraine patients in need," said Elkan Gamzu, RedHill's RHB-103 Product Manager. "RedHill's RHB-103 oral thin film is characterized by rapid dissolution, ease of use, pleasant flavoring, and the ability to administer without water, all of which we believe are important for patients who suffer from migraines."

RedHill further reported on February 25, 2013 of its plan to submit a second NDA in the fourth quarter of 2013, for the U.S. marketing approval of RHB-102, a patent protected, oral, extended-release (24 hours) formulation of ondansetron for the prevention of nausea and vomiting in cancer patients. The RHB-102 planned NDA submission follows a successful bioavailability trial, as well as a recent Type B meeting with the FDA.

About RedHill Biopharma Ltd.:

RedHill Biopharma (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, patent protected, new formulations and combinations of existing drugs. The Company's current product pipeline includes: (i) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug, planned to be submitted for a Marketing Authorization Application (MAA) in Europe, (ii) RHB-102 - a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the fourth quarter of 2013, (iii) RHB-103 - an oral thin film formulation drug for the treatment of acute migraine, with U.S. NDA submitted March 2013, (iv) RHB-104 - a combination therapy for the treatment of Crohn's disease, planned to commence a first Phase III trial in the second quarter of 2013, as well as Multiple Sclerosis (MS) Phase IIa proof of concept trial planned to commence in the first quarter of 2013, (v) RHB-105 - a combination therapy for the treatment of Helicobacter pylori bacteria causing ulcers, planned to commence a phase II/III trial in the second quarter of 2013, and (vi) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy. For more information please visit: www.redhillbio.com.

About IntelGenx:

IntelGenx is a drug delivery company focused on the development of oral controlled-release products as well as novel rapidly disintegrating delivery systems. IntelGenx uses its unique multiple layer delivery system to provide zero-order release of active drugs in the gastrointestinal tract. IntelGenx has also developed novel delivery technologies for the rapid delivery of pharmaceutically active substances in the oral cavity based on its experience with rapidly disintegrating films. IntelGenx' development pipeline includes products for the treatment of severe depression, hypertension, erectile dysfunction, benign prostatic hyperplasia, migraine, insomnia, idiopathic pulmonary fibrosis, allergies and pain management. More information is available about the company at www.intelgenx.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; (x) competitive companies, technologies and the Company's industry; and (xi) statements as to the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

12011 report by Business Insights

22012 annual report of Merck & Co., Inc.

CONTACT: PR contact (US):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com

         Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com